UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Date of Report (Date of earliest event reported) October 1, 2003

Commission file number 1-5996

DATAJUNGLE SOFTWARE INC.
(Exact name of small business issuer as specified in its charter)

Nevada   **91-0835748**
(State or other jurisdiction of   (IRS Employer Identification Number)
incorporation or organization)

1 Hines Road, Suite 202, Ottawa, Ontario, Canada, K2K 3C7
(Address of principal executive offices)

Registrant's Telephone Number, Including Area Code: (613) 254-7246

QUAD METALS CORPORATION

(Former name or former address, if changed since last report)

Item 7.   FINANCIAL STATEMENTS AND EXHIBITS

a. Unaudited financial statements for years ended June 30, 2003 and 2002

These financial statements have not been audited or reviewed by the registrant's independent accountant. Audited financial statements for years ended June 30, 2003 and 2002 will be filed as an amendment to this Form 8-K immediately when available. It is expected that this amended Form 8-K will be filed on or before December 24, 2003.

b. Unaudited financial statements for three months ended September 30, 2003 and 2002

These unaudited financial statements have not been reviewed by the registrant's independent accountant.

c. Unaudited consolidated financial statement as at September 30, 2003

This unaudited consolidated financial statement has not been reviewed by the registrant's independent accountant.

ITEM 7a. Unaudited financial statements for years ended June 30, 2003 and 2002

DATAJUNGLE LTD.

Balance Sheets - Unaudited

June 30, 2003 and 2002
(In U.S. dollars)

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 63,042	$ 6,136
Restricted cash (note 3)	23,905	–
Accounts receivable (note 4)	11,987	2,489
Investment tax credits receivable	116,957	91,017
Work-in-process	138,937	–
Prepaid expenses	6,554	–
Due from related parties (note 9(a))	–	724
	361,382	100,366
Property and equipment (note 5)	16,710	26,278
	$ 378,092	$ 126,644
Liabilities and Stockholders' Deficiency		
Current liabilities:		
Accounts payable (note 6)	$ 92,686	$ 80,514
Accrued liabilities (note 7)	220,314	146,571
Promissory notes and other obligations payable (note 8)	454,831	39,960
Promissory notes and other obligations payable to related parties (note 9(b))	432,416	378,640
Current portion of capital lease obligation (note 10)	2,060	7,050
Deferred revenue	111,232	–
	1,313,539	652,735
Capital lease obligation (note 10)	–	1,831
Stockholders' deficiency (note 11):		
Common stock, no par value. Authorized unlimited number of shares; issued and outstanding 12,922,859 shares in 2003 (2002 - 12,062,239)	391,963	391,421
Accumulated other comprehensive loss	(119,581)	(16,772)
Deficit	(1,207,829)	(902,571)
	(935,447)	(527,922)
Basis of presentation (note 2(a))		
Guarantees and commitments (note 16)		
Subsequent event (note 21)		
	$ 378,092	$ 126,644

See accompanying notes to financial statements.

DATAJUNGLE LTD.
Statements of Operations - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

	2003	2002
Revenues:		
Products	$ 96,994	$ 12,868
Services	47,559	53,309
	144,553	66,177
Cost of revenues:		
Cost of products	50,346	6,407
Cost of services	12,053	7,765
	62,399	14,172
Gross margin	82,154	52,005
Expenses:		
General and administrative	155,646	158,079
Sales and marketing	115,218	80,228
Research and development (note 13)	70,047	198,169
Depreciation of property and equipment	32,070	28,273
	372,981	464,749
	(290,827)	(412,744)
Other income (expenses):		
Interest income	2,113	43
Interest expense	(60,570)	(25,191)
Foreign exchange gain	44,026	82
	(14,431)	(25,066)
Net loss	$ (305,258)	$ (437,810)
Loss per common share - basic and diluted (note 15)	$ 0.02	$ 0.04
Weighted average common shares outstanding	12,708,293	11,693,136

See accompanying notes to financial statements.

DATAJUNGLE LTD.

Statements of Changes in Stockholders' Deficiency and Comprehensive Loss - Unaudited

For the two years ended June 30, 2003
(In U.S. dollars)

	Number	Common stock amount	Number	Preferred stock amount	Deficit	Accumulated other comprehensive loss	Total
Balances at June 30, 2001	12,145,000	$305	921,614	$368,832	$(464,761)	$(1,748)	$(97,372)
Issued for cash	3,500,000	2,284	–	–	–	–	2,284
Issued for services	–	–	50,000	20,000	–	–	20,000
Exchanged on amalgamation (note 11(b))	(3,582,761)	388,832	(971,614)	(388,832)	–	–	–
Comprehensive loss:							
Net loss	–	–	–	–	(437,810)	–	(437,810)
Currency translation adjustment	–	–	–	–	–	(15,024)	(15,024)
Comprehensive loss							(452,834)
Balances at June 30,2002	12,062,239	391,421	–	–	(902,571)	(16,772)	(527,922)
Issued for cash	860,620	542	–	–	–	–	542
Comprehensive loss:							
Net loss	–	–	–	–	(305,258)	–	(305,258)
Currency translation adjustment	–	–	–	–	–	(102,809)	(102,809)
Comprehensive loss							(408,067)
Balances at June 30,2003	12,922,859	$391,963	–	$–	$(1,207,829)	$(119,581)	$(935,447)

See accompanying notes to financial statements.

DATAJUNGLE LTD.

Statements of Cash Flows - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

		2003		2002
Cash flows from operating activities:				
Net loss	$	(305,258)	$	(437,810)
Items not involving cash:				
Depreciation of property and equipment		32,070		28,273
Consulting services		–		20,000
Non-cash interest expense		59,435		22,895
Change in non-cash operating working capital (note 19)		(59,160)		9,881
Net cash used in operating activities		(272,913)		(356,761)
Cash flows from investing activities:				
Purchase of property and equipment		(20,595)		(461)
Cash flows from financing activities:				
Proceeds from promissory notes and other				
obligations payable		418,891		355,152
Repayment of capital lease obligation		(7,079)		(5,609)
Issuance of common stock		542		2,284
Net cash provided by financing activities		412,354		351,827
Effects of exchange rates on cash and cash equivalents		(38,035)		(1,270)
Net increase (decrease) in cash and cash equivalents		80,811		(6,665)
Cash and cash equivalents, beginning of year		6,136		12,801
Cash and cash equivalents, end of year	$	86,947	$	6,136

See accompanying notes to financial statements.

DATAJUNGLE LTD.
Notes to Financial Statements - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

1. **General:**

   DataJungle Ltd. (the "Company") is a developer and provider of software that transforms business data into interactive tables, charts and maps. The Company's web-based software reporting solutions can be assembled from pre-built components and integrate with any data server and business intelligence software product.

   DataJungle Corp. ("DJ Corp.") was incorporated on June 15, 2000 under the Canada Business Corporations Act. DJ Corp. was the operating company until December 31, 2000 at which time DJ Corp. entered into an Asset Purchase Agreement with DataJungle, Inc. ("DJ Inc."), a company under common control, incorporated on August 4, 2000 under the laws of the State of Delaware. Under the Asset Purchase Agreement, DJ Inc. agreed to purchase the assets and assume the liabilities of DJ Corp. This transaction was accounted for on a continuity-of-interests basis.

   Effective August 15, 2001, the charter of DJ Inc. was transferred to the jurisdiction of Canada pursuant to a Certificate of Transfer filed with the State of Delaware and a Certificate of Continuance filed with Industry Canada. Immediately after the transfer of the charter to Canada, DJ Inc. amalgamated with 3853021 Canada Inc. ("3853021"), a Canadian company incorporated on July 27, 2001, to form DataJungle Ltd., the current operating company. The amalgamation was accounted for as a recapitalization of 3853021 by DJ Inc., effectively as if DJ Inc. had issued shares for consideration equal to the net monetary assets of 3853021. As a result, the financial statements of the Company are considered a continuation of the financial statements of DJ Inc. As such, the net assets of DJ Inc. have remained at their carrying value and the net assets of 3853021 have been recorded at their fair value.

2. **Summary of significant accounting policies:**

   (a) Basis of presentation:

   These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the combined results for DJ Inc., 3853021 and the Company for the period from July 1, 2001 to June 30, 2003.

   The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has minimal revenues, has negative working capital of $952,157 as at June 30, 2003, and has incurred a loss of $305,258 and negative cash flow from operations of $272,913 for the year then ended. The Company has an accumulated deficit of $1,207,829 and has a stockholders' deficiency of $935,447. In addition, the Company expects to continue to incur operating losses for the foreseeable future and has no lines of credit or other financing facilities in place. To date, the Company has been able to finance its operations on a month-to-month basis from investors who recognize the advancement of the Company's activities.

2. **Summary of significant accounting policies (continued):**

(a) Basis of presentation (continued):

All of the factors above raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address these issues include raising capital through the private placement of equity and renegotiating the repayment terms of accounts payable, accrued liabilities and promissory notes payable. The Company's ability to continue as a going concern is subject to management's ability to successfully implement the above plans. Failure to implement these plans could have a material adverse effect on the Company's position and or results of operations and may result in ceasing operations. The financial statements do not include adjustments that would be required if the assets are not realized and the liabilities settled in the normal course of operations.

Even if successful in obtaining financing in the near term, the Company cannot be certain that cash generated from its future operations will be sufficient to satisfy its liquidity requirements in the longer term and it may need to continue to raise capital by selling additional equity or by obtaining credit facilities. The Company's future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its products, the level of its promotional activities and advertising required to generate product sales. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favourable to the Company.

(b) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Significant management estimates include assumptions used in estimating investment tax credits receivable. Receipt of these credits is dependent on Canada Customs and Revenue Agency's review and acceptance of the eligibility of expenditures.

(c) Comprehensive loss:

Comprehensive loss includes the net loss and other comprehensive loss ("OCL"). OCL refers to changes in net assets from transactions and other events and circumstances other than transactions with stockholders. These changes are recorded directly as a separate component of stockholders' deficiency and excluded from net loss. The only comprehensive loss item for the Company relates to foreign currency translation adjustments pertaining to the translation of the Company's financial statements from Canadian dollars, the functional currency of the Company, to U.S. dollars, the reporting currency.

DATAJUNGLE LTD.

Notes to Financial Statements, page 3 - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

2. **Summary of significant accounting policies (continued):**

   (d) Foreign currency translation:

   The financial statements of the Company have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board's Statement No. 52, "Foreign Currency Translation". The financial statements of the Company are measured using the Canadian dollar as the functional currency however, the Company has chosen to use the U.S. dollar as its display currency. All balance sheet amounts, with the exception of common stock, have been translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Common stock has been translated into U.S. dollars using the historical exchange rate. Revenues and expenses have been translated into U.S. dollars using the average exchange rate for the period. Gains and losses from the changes in exchange rates from year to year have been reported as a separate component of stockholders' deficiency.

   (e) Revenue recognition:

   The Company recognizes revenue using the completed contract method in accordance with Accounting Research Bulletin No. 45, "Long Term Construction-Type Contracts", using the guidance in Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Under the completed contract method, revenue is recognized in the period when all substantial obligations of the Company under the terms and conditions of a contract have been satisfied. Cash receipts received in advance of the recognition of revenue are recorded in the balance sheet as deferred revenue. Labor costs associated with a contract that has not been recognized as revenue are capitalized in the balance sheet as work in process. A provision for contract losses is recognized as soon as the losses become evident.

   (f) Cash equivalents:

   The Company considers cash equivalents to be highly liquid investments with original maturities of three months or less and restricted cash as it is available for use for current purposes.

   (g) Property and equipment:

   Property and equipment is stated at cost less accumulated depreciation. Property under capital lease is initially recorded at the present value of the minimum lease payments at the inception of the lease. Depreciation is provided over the estimated useful lives of the underlying assets on a straight-line basis using the following annual rates:

DATAJUNGLE LTD.

Notes to Financial Statements, page 4 - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

2. **Summary of significant accounting policies (continued):**

   (g) Property and equipment (continued):

Asset	Useful life
Office equipment	3 years
Computer hardware	3 years
Computer software	2 years

   (h) Leases:

   Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risk of ownership to the Company. Assets acquired under capital leases are depreciated at the same rates as those described in note 2(g). Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of lease payments is charged to expense.

   (i) Research and development:

   Costs related to research, design and development of software products are charged to research and development expense as incurred unless they meet generally accepted criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria and are expensed as incurred. Research costs are expensed as incurred. To date, the Company has not capitalized any software development costs except costs recognized as work in process in accordance with the completed contract method of revenue recognition.

   (j) Investment tax credits:

   Investment tax credits are accounted for using the cost reduction approach whereby they are recorded as a reduction of the related expense or the cost of the assets acquired when there is reasonable assurance that they will be realized.

   (k) Government assistance:

   Government assistance is recorded as a reduction of the related expense or the cost of the assets acquired. Government assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved grant program.

   (l) Advertising:

   Advertising costs are expensed as incurred. Advertising costs amounted to $24,000 for the year ended June 30, 2003 (June 30, 2002 - $Nil).

DATAJUNGLE LTD.

Notes to Financial Statements, page 5 - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

2. Summary of significant accounting policies (continued):

(m) Income taxes:

Deferred income taxes are determined using the asset and liability method, whereby deferred income tax is recognized on temporary differences using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences between the carrying values of assets or liabilities used for tax purposes and those used for financial reporting purposes arise in one period and reverse in one or more subsequent periods. In assessing the realizability of deferred tax assets, management considers known and anticipated factors impacting whether some portion or all of the deferred tax assets will not be realized. To the extent that the realization of deferred tax assets is not considered to be more likely than not, a valuation allowance is provided.

(n) Stock-based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued in March 2000, to account for its stock options for employees. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. These provisions are required to be applied to stock compensation granted to non-employees. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

The following table illustrates the effect on net income if the fair value-based method had been applied to all outstanding and unvested awards in each period.

	2003	2002
Net loss, as reported	$ (305,258)	$ (437,810)
Add stock-based employee compensation expense included in reported net income, net of tax	–	–
Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	–	–
Pro forma net loss	$ (305,258)	$ (437,810)

2. Summary of significant accounting policies (continued):

(n) Stock-based compensation (continued):

Earnings per share:		
Basic and diluted – as reported	$ 0.02	$ 0.04
Basic and diluted – pro forma	$ 0.02	$ 0.04

(o) Impairment or disposal of long-lived assets:

The Company accounts for long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

3. Restricted cash:

Restricted cash represents cash held in trust by a lender to the Company. Pursuant to a Service Agreement, the Company requires the signature of the lender in order to access the balance held in trust.

4. Accounts receivable:

	2003	2002
Trade accounts receivable	$ 7,241	$ 1,516
Other	4,746	973
	$ 11,987	$ 2,489

All trade accounts receivable are due in U.S. dollars.

DATAJUNGLE LTD.

Notes to Financial Statements, page 7 - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

5. Property and equipment:

	Cost	Accumulated depreciation	2003 Net book value
Office equipment	$ 22,732	$ 19,401	$ 3,331
Computer hardware	66,229	53,793	12,436
Computer software	6,844	6,844	–
	95,805	80,038	15,767
Computer hardware under capital lease	22,612	21,669	943
	$ 118,417	$ 101,707	$ 16,710

	Cost	Accumulated depreciation	2002 Net book value
Office equipment	$ 15,761	$ 10,727	$ 5,034
Computer hardware	42,791	29,083	13,708
Computer software	6,082	6,082	–
	64,634	45,892	18,742
Computer hardware under capital lease	20,096	12,560	7,536
	$ 84,730	$ 58,452	$ 26,278

6. Accounts payable:

	2003	2002
Trade accounts payable	$ 17,357	$ 16,595
Professional fees	50,548	43,628
Advertising fees	8,000	–
Employee related payables	3,314	11,181
Other	13,467	9,110
	$ 92,686	$ 80,514

DATAJUNGLE LTD.

Notes to Financial Statements, page 8 - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

7. Accrued liabilities:

	2003	2002
Employee related accruals	$ 103,133	$ 108,145
Interest	89,472	23,693
Professional fees	22,263	9,893
Rent	5,446	4,840
	$ 220,314	$ 146,571

8. Promissory notes and other obligations payable:

	2003	2002
Promissory note, maturing on October 7, 2003, bearing interest at 5% per annum, convertible at the option of the holder into common stock of the Company at any time, unsecured (note 8(a))	$ 400,000	$ –
Repayable contribution from the Government of Canada, payable on demand, unsecured (note 8(b))	32,568	26,769
Promissory note, payable on seven days notice by the lender described in 9(b)(i), maturing on May 16, 2005, bearing interest at 10% per annum compounded semi-annually, convertible at the option of the Company into common stock of the Company at any time and secured by a general security agreement (note 8(c))	14,842	13,191
Promissory note, payable on seven days notice by the lender described in 9(b)(i), maturing on June 30, 2005, bearing interest at 10% per annum compounded semi-annually, convertible at the option of the Company into common stock of the Company at any time and secured by a general security agreement (note 8(c))	7,421	–
	$ 454,831	$ 39,960

(In U.S. dollars)

8. Promissory notes and other obligations payable (continued):

Additional terms and conditions related to the promissory notes and other obligations payable are as follows:

(a) Under the terms of the October 7, 2003 promissory note, the Company may repay all or any part of principal or interest at any time without notice, penalty or bonus. The lender can convert all or part of the principal and accrued interest into common stock of the Company at the rate of one share of common stock for each $0.33 of debt converted or at such lower rate paid by any third party dealing at arm's length with the Company (the "Conversion Rate"). In the event that the shares of the Company are quoted on a public market in the U.S., the Company may require that all or any portion of the principal and accrued interest be converted to common stock of the Company at the Conversion Rate.

(b) The Company received assistance for certain of its operating costs from the Government of Canada in the form of a repayable, non-interest bearing contribution. Originally, the repayable contribution from the Government of Canada was repayable in five equal annual instalments commencing on July 1, 2004. However, in January 2003, the Company breached a condition of the agreement with the Government of Canada which required the Company to be located in the Province of Quebec. As a result of this breach, the Government of Canada has the right to charge interest on the amount outstanding and require that the Company provide security and to demand immediate repayment. As a consequence, the Company has accrued interest on the amount outstanding at rates prescribed by the Government of Canada (ranging from 5.25% to 6.5% per annum) and has classified the repayable contribution as a current liability.

(c) Under the terms of the May 16, 2005 and June 30, 2005 promissory notes, the Company may repay all or any part of principal and interest at any time without notice, penalty or bonus. The Company may require the principal and interest be converted to common stock of the Company on terms and conditions similar to that accepted by the related party described in 9(b)(i).

9. Related party transactions:

(a) Due from related parties:

The amount due from related parties represents cash advances to an Officer of the Company with no specific terms of repayment.

DATAJUNGLE LTD.

Notes to Financial Statements, page 10 - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

9. **Related party transactions (continued):**

(b) Promissory notes and other obligations payable to related parties:

	2003	2002
Promissory note, payable on seven days notice, no fixed repayment terms, bearing interest at 10% per annum compounded semi-annually, convertible at the option of the holder into common stock of the Company at any time and secured by a general security agreement representing a first floating charge on all assets of the Company (note 9(b)(i))	$ 374,174	$ 324,891
Promissory note payable to a Director of the Company on seven days notice by the lender described in 9(b)(i), maturing on June 30, 2005, bearing interest at 10% per annum compounded semi-annually, convertible at the option of the Company into common stock of the Company at any time and secured by a general security agreement (note 9(b)(ii))	7,421	–
Amounts owing to a shareholder of the Company payable on December 15, 2003, bearing interest at 7% per annum, unsecured (note 9(b)(iii))	47,081	47,081
Amounts owing to a corporation controlled by a Director and Officer of the Company, non-interest bearing and repayable in monthly instalments of $626 commencing January 15, 2003	3,740	6,668
	$ 432,416	$ 378,640

Additional terms and conditions related to the promissory notes and loans payable to related parties are as follows:

(i) Under the terms of the promissory note, the Company can repay all amounts of principal and interest at any time without penalty or bonus. In accordance with the terms of a Memorandum of Agreement dated February 21, 2003, the lender has a right to convert all amounts of principal and interest to common stock of the Company at the rate of one common share for each $0.15 Canadian of debt converted or at such lower rate paid by any third party dealing at arm's length with the Company. In addition, as long as at least $100,000 Canadian of principal and interest is outstanding, the lender has certain rights related to management and direction of the Company. Included in accrued liabilities is $62,996 (2002 – $19,900) in accrued interest on this note.

DATAJUNGLE LTD.

Notes to Financial Statements, page 11 - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

9. Related party transactions (continued):

(b) Promissory notes and other obligations payable to related parties (continued):

(ii) Under the terms of this promissory note, the Company may repay principal and interest at any time. The Company may require the principal and interest be converted to common stock of the Company at terms and conditions similar to that accepted by the lender described in (i). Included in accrued liabilities is $607 (2002 – $Nil) in accrued interest on this note.

(iii) Amounts owing to a shareholder of the Company bear interest at 7% per annum payable semi-annually in arrears with the principal becoming due on December 15, 2003. The Company may repay the principal at any time prior to this date without penalty or bonus. To date, the Company has not made any payments of interest on this obligation. Included in accrued liabilities is $6,591 (2002 - $3,296) in accrued interest on this obligation.

10. Capital lease obligation:

Future minimum capital lease payments are as follows:

	2003	2002
Year ended June 30:		
2003	$ –	$ 8,180
2004	2,060	1,831
Total minimum lease payments	2,060	10,011
Less amount representing interest (at approximately 19.6%)	–	1,130
Present value of minimum lease payments	2,060	8,881
Less current portion of capital lease obligation	2,060	7,050
	$ –	$ 1,831

11. Stockholders' deficiency:

(a) Amalgamation:

On August 15, 2001, DJ Inc. amalgamated with 3853021 to form DataJungle Ltd. Immediately prior to the amalgamation, DJ Inc. had 12,145,000 shares of common stock and 971,614 shares of Series A convertible preferred stock outstanding with book values of $305 and $388,832, respectively. Immediately prior to the amalgamation, 3853021 had 3,500,000 shares of common stock outstanding with a book value of $2,284.

DATAJUNGLE LTD.

Years ended June 30, 2003 and 2002
(In U.S. dollars)

11. Stockholders' deficiency (continued):

(a) Amalgamation (continued):

Under the terms of the Amalgamation Agreement between DJ Inc. and 3853021, the shares of DJ Inc. and 3853021 became issued and fully paid shares of common stock in the Company as follows:

	Number of common shares of DataJungle Ltd.	Dollar Value
12,145,000 shares of common stock of DJ Inc.	7,590,625	$ 305
971,614 shares of Series A convertible stock of DJ Inc.	971,614	388,832
3,500,000 shares of common stock of 3853021	3,500,000	2,284
	12,062,239	$ 391,421

(b) Preferred stock:

On July 1, 2001, DJ Inc. had 921,614 shares of Series A convertible preferred stock outstanding with a book value of $368,832. Immediately thereafter, but prior to the amalgamation described in 11(a), DJ Inc. issued 50,000 shares of Series A preferred stock for consulting services. $20,000, representing the fair value of the shares issued has been included in general and administrative expenses on the statement of operations.

12. Stock option plan:

In 2003, the Company adopted a Stock Option Plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 4,500,000 shares of authorized but unissued common stock. Stock options can be granted with an exercise price equal to or greater than the stock's fair market value at the date of grant. All stock options have terms as determined by the Board of Directors and vest and become fully exercisable up to seven years from the date of grant.

At June 30, 2003, there were 3,141,925 additional shares available for grant under the Plan. The per share weighted average fair value of stock options granted during 2003 was $Nil (2002 - $Nil) on the date of grant using the Black Scholes option-pricing model (excluding a volatility assumption) with the following weighted average assumptions: 2003 – expected dividend yield 0%, risk-free rate of 3.41% and an expected life of 6.23 years; 2002 – expected dividend yield 0%, risk-free interest rate of 5.27% and an expected life of 9.11 years.

DATAJUNGLE LTD.
Notes to Financial Statements, page 13 - Unaudited

Years ended June 30, 2003 and 2002(In U.S. dollars)

12. Stock option plan (continued):

A summary of the status of the stock options is as follows:

	2003 Shares	2003 Weighted average exercise price	2002 Shares	2002 Weighted average exercise price
Options outstanding, beginning of year	882,825	$ 0.40	1,273,551	$ 0.40
Granted	475,250	0.04	1,062,740	0.40
Forfeited	–	–	(1,453,466)	(0.40)
Options outstanding, end of year	1,358,075	$ 0.15	882,825	$ 0.40

At June 30, 2003, there were 1,358,075 (2002 – 882,825) options exercisable with a weighted average exercise price of $0.15 (2002 - $0.40).

The following table summarizes information about stock options outstanding at June 30, 2003:

Options outstanding				Options exercisable	
Range of exercise prices	Number outstanding at 6/30/03	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 6/30/03	Weighted average exercise price
$ 0.007	300,250	5.13 years	$ 0.01	300,250	$ 0.01
0.11	753,787	5.33 years	0.11	683,787	0.11
0.40	304,038	7.26 years	0.40	265,704	0.40
	1,358,075		$ 0.15	1,249,741	$ 0.14

13. Research and development:

	2003	2002
Incurred during the year	$ 174,418	$ 286,123
Less: investment tax credits	(104,371)	(87,954)
	$ 70,047	$ 198,169

19

DATAJUNGLE LTD.

Notes to Financial Statements, page 14 - Unaudited

Years ended June 30, 2003 and 2002
(In U.S. dollars)

14. Income taxes:

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities as reported for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	2003	2002
Deferred tax asset:		
Net operating loss carryforwards	$ 260,000	$ 129,000
Unclaimed scientific research and experimental development	56,000	23,000
Property and equipment	10,000	8,000
Total gross deferred tax asset	326,000	160,000
Valuation allowance	(326,000)	(160,000)
Net deferred taxes	$ –	$ –

Income tax expense varies from the amount that would be computed by applying the enacted Canadian federal income tax rate to the net loss as a result of the following:

	2003	2002
Expected tax rate	36.87%	40.37%
Expected tax recovery	$ (112,549)	$ (176,744)
Increase (decrease) in taxes resulting from:		
Change in valuation allowance	166,000	160,000
Difference between current and enacted tax rates	20,000	45,000
Provincial differences	(9,000)	(8,000)
Foreign exchange	(27,000)	–
Other	(37,451)	(20,256)
	$ –	$ –

The Company has net operating loss carryforwards available to be applied against income and which expire as follows:

2008	$ 191,000
2009	290,000
2010	378,000
	$ 859,000

Years ended June 30, 2003 and 2002
(In U.S. dollars)

14. **Income taxes (continued):**

In addition, the Company has amounts deductible for income tax purposes in excess of amounts deducted for book purposes of $193,000 which relate primarily to unclaimed scientific research and experimental development expenditures. In addition, the Company has investment tax credits of $20,000 which are available to reduce Canadian income taxes payable in future years up to 2013, the benefit of which has not been reflected in these financial statements.

15. **Net loss per share:**

As the Company incurred a net loss during the years ended June 30, 2003 and 2002, the loss per common share is based on the weighted average common shares outstanding. The following outstanding instruments could potentially dilute loss per share for the periods presented:

	2003	2002
Options to purchase common stock	1,358,075	882,825
Convertible promissory notes	5,479,438	906,833

16. **Guarantees and commitments:**

(a) Guarantees:

The Company has entered into agreements that contain features which meet the definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"). FIN 45 defines a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, liability or an equity security of the other party. The Company has the following guarantees which are subject to the disclosure requirements of FIN 45:

Product warranties

As part of the normal sale of software products, the Company has provided certain of its customers with product warranties of 30 days from the date of sale. Based on management's best estimate of probable liability under its product warranties, no product warranty accrual was recorded as of June 30, 2003 and 2002.

(b) Operating lease:

The Company has entered into an operating lease agreement for office space that expires on December 31, 2004. The future minimum lease payments, excluding operating costs, are approximately as follows: 2004 - $75,100; and 2005 - $31,300.

(In U.S. dollars)

16. Guarantees and commitments (continued):

(b) Operating lease (continued):

Rent expense for operating leases for the years ended June 30, 2003 and June 30, 2002 was $45,275 and $63,019, respectively.

17. Financial instruments:

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, due from related parties, accounts payable, accrued liabilities, promissory notes and other obligations payable and promissory notes and loans payable to related parties approximate fair value due to the short term to maturity of these instruments.

The fair value of the capital lease obligation is $2,060 (2002 - $10,590) determined by calculating the present value of contractual future payments, discounted at the current market rates of interest available to the Company for the same or similar debt instruments.

18. Segmented reporting:

The Company operates in one dominant industry segment, which involves providing web-based software solutions that translate data into tables, charts and maps. The Company's solutions can extend the functionality of business intelligence software packages from other vendors by adding pre-built software objects on top of those vendor's solutions. Alternatively, the Company's pre-built software objects can be assembled and bundled with data from major data vendors to provide functionality and enhanced presentation capabilities.

External revenues attributable to geographic areas based on the location of the customer are as follows:

	2003	2002
United States	$ 144,553	$ 66,177

The Company's assets are located as follows:

	2003	2002
Canada	$ 378,092	$ 126,644

DATAJUNGLE LTD.

Years ended June 30, 2003 and 2002
(In U.S. dollars)

19. **Statement of cash flows:**

    (a) Change in non-cash operating working capital:

	2003	2002
Accounts receivable	$ (8,197)	$ 17,326
Investment tax credits receivable	(12,980)	(87,947)
Work-in-process	(123,985)	–
Prepaid expenses	(5,849)	34,966
Due from related parties	726	2,684
Accounts payable	1,868	12,634
Accrued liabilities	(10,005)	51,090
Deferred revenue	99,262	(20,872)
	$ (59,160)	$ 9,881

    (b) Supplemental cash flow information:

    During the year ended June 30, 2003, the Company paid interest of $1,135 (2002 - $2,296).

20. **Economic dependence:**

    The Company's three most significant customers account for 100% of revenue for the year ended June 30, 2003 (2002 – 93%).

21. **Subsequent event:**

    On July 9, 2003, the Company entered into a Letter of Intent with Quad Metals Corporation ("Quad"), whereby Quad agreed to acquire all of the issued and outstanding common shares of the Company. Subsequent to entering into this Letter of Intent, Quad and the Company entered into a Share Exchange Agreement ("Agreement") which provided for Quad to issue 7,753,719 common shares in exchange for all of the issued and outstanding common shares of the Company and 5,249,281 common shares of Quad for the conversion of approximately $585,000 in convertible debt of the Company (the obligation to issue 5,249,281 common shares was subsequently reduced to 5,182,697 common shares due to waiver of interest by a holder of debt of the Company). In addition, the Agreement provided for Quad to issue 838,848 options to purchase common shares of Quad to certain holders of options to purchase common shares of the Company. Quad also agreed to guaranty approximately $447,000 of convertible debt of the Company and to permit this debt to be convertible at any time to 4,009,302 common shares of Quad. The share exchange pursuant to this Agreement was considered complete effective on October 1, 2003. Subsequent to completion of the Agreement on October 1, 2003, the Company received $160,500 from investors in Quad pursuant to subscriptions to purchase Quad common stock at $0.30 per share. On November 18, 2003, Quad changed its name to DataJungle Software Inc.

ITEM 7b. Unaudited financial statements for three months ended September 30, 2003 and 2002

DATAJUNGLE LTD.

Balance Sheets

September 30, 2003 and 2002
(In U.S. dollars) - Unaudited

	2003	2002
Assets		
Current assets:		
Accounts receivable	$ 4,097	$ 14,083
Investment tax credits receivable	137,710	108,335
Work-in-process	181,613	–
Prepaid expenses	6,543	–
Due from related parties	–	874
	329,963	123,292
Property and equipment	14,391	21,907
	$ 344,354	$ 145,199
Liabilities and Stockholders' Deficiency		
Current liabilities:		
Bank overdraft	$ 15,741	$ 3,950
Accounts payable	95,941	87,156
Accrued liabilities	231,629	161,360
Promissory notes and other obligations payable (note 3)	454,149	44,473
Promissory notes and other obligations payable (note 4) to related parties	444,926	377,408
Current portion of capital lease obligation	-	6,921
Deferred revenue	204,106	–
	1,446,492	681,268
Stockholders' deficiency:		
Common stock, no par value. Authorized unlimited number of shares; issued and outstanding 12,922,859 shares in 2003 (2002 - 12,922,859)	391,963	391,963
Accumulated other comprehensive loss	(121,591)	7,405
Deficit	(1,372,510)	(935,437)
	(1,102,138)	(536,069)
Subsequent event (note 6)		
	$ 344,354	$ 145,199

See accompanying notes to financial statements.

DATAJUNGLE LTD.

Statements of Operations

Three months ended September 30, 2003 and 2002
(In U.S. dollars) - Unaudited

	2003	2002
Revenues:		
Products	$ -	$ 6,517
Services	-	12,000
		18,517
Cost of revenues:		
Cost of products	-	4,760
Cost of services	-	5,821
	-	10,581
Gross margin	-	7,936
Expenses:		
General and administrative	60,016	6,774
Sales and marketing	28,186	8,096
Research and development	65,173	5,097
Depreciation of property and equipment	2,924	6,440
	156,299	26,407
	(156,299)	(18,471)
Other income (expenses):		
Interest income	3	-
Interest expense	(8,846)	(10,739)
Foreign exchange gain (loss)	461	(3,656)
	(8,382)	(14,395)
Net loss	$ (164,681)	$ (32,866)
Loss per common share - basic and diluted	$ 0.01	$ -
Weighted average common shares outstanding	12,922,859	12,062,239

See accompanying notes to financial statements.

DATAJUNGLE LTD.

Statements of Changes in Stockholders' Deficiency and Comprehensive Loss

Three months ended September 30, 2003 and 2002
(In U.S. dollars) - Unaudited

	Number	Common stock amount	Deficit	Accumulated other comprehensive loss	Total
Balances at June 30, 2002	12,062,239	$391,421	$(902,571)	$(16,772)	$(527,922)
Issued for cash	860,620	542	–	–	542
Comprehensive loss:					
Net loss	–	–	(32,866)	–	(32,866)
Currency translation adjustment	–	–	–	24,177	24,177
Comprehensive loss					(8,147)
Balances at Sept. 30,2002	12,922,859	$391,963	$(935,437)	$7,405	$(536,069)

	Number	Common stock amount	Deficit	Accumulated other comprehensive loss	Total
Balances at June 30, 2003	12,922,859	$391,963	$(1,207,829)	$(119,581)	$(935,447)
Comprehensive loss:					
Net loss	–	–	(164,681)	–	(164,681)
Currency translation adjustment	–	–	–	(2,010)	(2,010)
Comprehensive loss					(166,691)
Balances at Sept. 30,2003	12,922,859	$391,963	$(1,372,510)	$(121,591)	$(1,102,138)

See accompanying notes to financial statements.

DATAJUNGLE LTD.

Statements of Cash Flows

Three months ended September 30, 2003 and 2002
(In U.S. dollars) - Unaudited

	2003	2002
Cash flows from operating activities:		
Net loss	$ (164,681)	$ (32,866)
Items not involving cash:		
Depreciation of property and equipment	2,924	6,439
Non-cash interest expense	8,649	10,324
Change in non-cash operating working capital	40,564	(12,053)
Net cash used in operating activities	(112,544)	(28,156)
Cash flows from investing activities:		
Purchase of property and equipment	(700)	(3,133)
Cash flows from financing activities:		
Proceeds from promissory notes and other		
obligations payable	15,056	22,279
Repayment of capital lease obligation	(2,012)	(1,590)
Issuance of common stock	-	542
Net cash provided by financing activities	13,044	21,231
Effects of exchange rates on cash and cash equivalents	(2,488)	(28)
Net increase (decrease) in cash and cash equivalents	(102,688)	(10,086)
Cash and cash equivalents, beginning of quarter	86,947	6,136
Cash and cash equivalents (bank overdraft), end of quarter	$ (15,741)	$ (3,950)

See accompanying notes to financial statements.

DATAJUNGLE LTD.
Notes to Financial Statements

Three months ended September 30, 2003 and 2002
(In U.S. dollars) - Unaudited

1. **General:**

    DataJungle Ltd. (the "Company") is a developer and provider of software that transforms business data into interactive tables, charts and maps. The Company's web-based software reporting solutions can be assembled from pre-built components and integrate with any data server and business intelligence software product.

2. **Summary of significant accounting policies:**

    (a) Basis of presentation:

    These financial statements have been prepared without audit. Although certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States has been condensed or omitted, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements for the years ended June 30, 2003 and 2002. These financial statements reflect all normal recurring adjustments that the Company believes are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or results to be expected for the full year.

    These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has minimal revenues, has negative working capital of $1,116,529 as at September 30, 2003, and has incurred a loss of $164,681 and negative cash flow from operations of $112,544 for the three months then ended. The Company has an accumulated deficit of $1,372,510 and has a stockholders' deficiency of $1,102,138. In addition, the Company expects to continue to incur operating losses for the foreseeable future and has no lines of credit or other financing facilities in place. To date, the Company has been able to finance its operations on a month-to-month basis from investors who recognize the advancement of the Company's activities.

    All of the factors above raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address these issues include raising capital through the private placement of equity and renegotiating the repayment terms of accounts payable, accrued liabilities and promissory notes payable. The Company's ability to continue as a going concern is subject to management's ability to successfully implement the above plans. Failure to implement these plans could have a material adverse effect on the Company's position and or results of operations and may result in ceasing operations. The financial statements do not include adjustments that would be required if the assets are not realized and the liabilities settled in the normal course of operations.

DATAJUNGLE LTD.

Notes to Financial Statements
Three months ended September 30, 2003 and 2002
(In U.S. dollars) – Unaudited

2. **Summary of significant accounting policies (continued):**

(a) Basis of presentation (continued):

Even if successful in obtaining financing in the near term, the Company cannot be certain that cash generated from its future operations will be sufficient to satisfy its liquidity requirements in the longer term and it may need to continue to raise capital by selling additional equity or by obtaining credit facilities. The Company's future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its products, the level of its promotional activities and advertising required to generate product sales. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favourable to the Company.

(b) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Significant management estimates include assumptions used in estimating investment tax credits receivable. Receipt of these credits is dependent on Canada Customs and Revenue Agency's review and acceptance of the eligibility of expenditures.

(c) Revenue recognition:

The Company recognizes revenue using the completed contract method in accordance with Accounting Research Bulletin No. 45, "Long Term Construction-Type Contracts", using the guidance in Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Under the completed contract method, revenue is recognized in the period when all substantial obligations of the Company under the terms and conditions of a contract have been satisfied. Cash receipts received in advance of the recognition of revenue are recorded in the balance sheet as deferred revenue. Labor costs associated with a contract that has not been recognized as revenue are capitalized in the balance sheet as work in process. A provision for contract losses is recognized as soon as the losses become evident.

(d) Stock-based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued in March 2000, to account for its stock options for employees. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. These provisions are required to be applied to stock compensation granted to non-employees. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

DATAJUNGLE LTD.

Notes to Financial Statements
Three months ended September 30, 2003 and 2002
(In U.S. dollars) – Unaudited

2. Summary of significant accounting policies (continued):

(d) Stock-based compensation (continued):

The following table illustrates the effect on net income if the fair value-based method had been applied to all outstanding and unvested awards in each period.

	2003	2002
Net loss, as reported	$ (164,681)	$ (32,866)
Add stock-based employee compensation expense included in reported net income, net of tax	–	–
Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	–	–
Pro forma net loss	$ (164,681)	$ (32,866)
Earnings per share:		
Basic and diluted – as reported	$ 0.01	$ -
Basic and diluted – pro forma	$ 0.01	$ -

,

3. Promissory notes and other obligations payable:

	2003	2002
Promissory note, maturing on October 7, 2003, bearing interest at 5% per annum, convertible at the option of the holder into common stock of the Company at any time, \unsecured (note 3(a))	$ 400,000	$ –
Repayable contribution from the Government of Canada, payable on demand, unsecured (note 3(b))	31,925	25,572
Promissory note, payable on seven days notice by the lender described in 4(b)(i), maturing on May 16, 2005, bearing interest at 10% per annum compounded semi-annually, convertible at the option of the Company into common stock of the Company at any time and secured by a general security agreement (note 3(c))	14,816	12,601
Promissory note, payable on seven days notice by the lender described in 4(a), maturing on June 30, 2005, bearing interest at 10% per annum compounded semi-annually, convertible at the option of the Company into common stock of the Company at any time and secured by a general security agreement (note 3(c))	7,408	6,300
	$ 454,149	$ 44,473

DATAJUNGLE LTD.

Notes to Financial Statements
Three months ended September 30, 2003 and 2002
(In U.S. dollars) – Unaudited

3. **Promissory notes and other obligations payable (continued):**

Additional terms and conditions related to the promissory notes and other obligations payable are as follows:

(a) Under the terms of the October 7, 2003 promissory note, the Company may repay all or any part of principal or interest at any time without notice, penalty or bonus. The lender can convert all or part of the principal and accrued interest into common stock of the Company at the rate of one share of common stock for each $0.33 of debt converted or at such lower rate paid by any third party dealing at arm's length with the Company (the "Conversion Rate"). In the event that the shares of the Company are quoted on a public market in the U.S., the Company may require that all or any portion of the principal and accrued interest be converted to common stock of the Company at the Conversion Rate.

(b) The Company received assistance for certain of its operating costs from the Government of Canada in the form of a repayable, non-interest bearing contribution. Originally, the repayable contribution from the Government of Canada was repayable in five equal annual instalments commencing on July 1, 2004. However, in January 2003, the Company breached a condition of the agreement with the Government of Canada which required the Company to be located in the Province of Quebec. As a result of this breach, the Government of Canada has the right to charge interest on the amount outstanding and require that the Company provide security and to demand immediate repayment. As a consequence, the Company has accrued interest on the amount outstanding at rates prescribed by the Government of Canada (ranging from 5.25% to 6.5% per annum) and has classified the repayable contribution as a current liability.

(c) Under the terms of the May 16, 2005 and June 30, 2005 promissory notes, the Company may repay all or any part of principal and interest at any time without notice, penalty or bonus. The Company may require the principal and interest be converted to common stock of the Company on terms and conditions similar to that accepted by the related party described in 4(b)(i).

DATAJUNGLE LTD.

Notes to Financial Statements
Three months ended September 30, 2003 and 2002
(In U.S. dollars) – Unaudited

4. **Related party transactions:**

   (a) Due from related parties:

   The amount due from related parties represents cash advances to an Officer of the Company with no specific terms of repayment.

   (b) Promissory notes and other obligations payable to related parties:

	2003	2002
Promissory note, payable on seven days notice, no fixed repayment terms, bearing interest at 10% per annum compounded semi-annually, convertible at the option of the holder into common stock of the Company at any time and secured by a general security agreement representing a first floating charge on all assets of the Company (note 4(b)(i))	$ 388,576	$ 317,667
Promissory note payable to a Director of the Company on seven days notice by the lender described in 4(b)(i), maturing on June 30, 2005, bearing interest at 10% per annum compounded semi-annually, convertible at the option of the Company into common stock of the Company at any time and secured by a general security agreement (note 4(b)(ii))	7,408	6,300
Amounts owing to a shareholder of the Company payable on December 15, 2003, bearing interest at 7% per annum, unsecured (note 4(b)(iii))	47,081	47,081
Amounts owing to a corporation controlled by a Director and Officer of the Company, non-interest bearing and repayable in monthly instalments of $626 commencing January 15, 2003	1,861	6,360
	$ 444,926	$ 377,408

DATAJUNGLE LTD.

Notes to Financial Statements
Three months ended September 30, 2003 and 2002
(In U.S. dollars) – Unaudited

4. **Related party transactions (continued):**

   (b) Promissory notes and other obligations payable to related parties (continued):

Additional terms and conditions related to the promissory notes and loans payable to related parties are as follows:

   (i) Under the terms of the promissory note, the Company can repay all amounts of principal and interest at any time without penalty or bonus. In accordance with the terms of a Memorandum of Agreement dated February 21, 2003, the lender has a right to convert all amounts of principal and interest to common stock of the Company at the rate of one common share for each $0.15 Canadian of debt converted or at such lower rate paid by any third party dealing at arm's length with the Company. In addition, as long as at least $100,000 Canadian of principal and interest is outstanding, the lender has certain rights related to management and direction of the Company. Included in accrued liabilities is $72,002 (2002 – $27,356) in accrued interest on this note.

   (ii) Under the terms of this promissory note, the Company may repay principal and interest at any time. The Company may require the principal and interest be converted to common stock of the Company at terms and conditions similar to that accepted by the lender described in (i). Included in accrued liabilities is $770 (2002 – $35) in accrued interest on this note.

   (iii) Amounts owing to a shareholder of the Company bear interest at 7% per annum payable semi-annually in arrears with the principal becoming due on December 15, 2003. The Company may repay the principal at any time prior to this date without penalty or bonus. In September, 2003, the shareholder agreed to waive interest on this amount. Included in accrued liabilities is $Nil (2002 - $4,114) in accrued interest on this obligation.

DATAJUNGLE LTD.

Notes to Financial Statements
Three months ended September 30, 2003 and 2002
(In U.S. dollars) – Unaudited

5. **Stock option plan:**

In 2003, the Company adopted a Stock Option Plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 4,500,000 shares of authorized but unissued common stock. Stock options can be granted with an exercise price equal to or greater than the stock's fair market value at the date of grant. All stock options have terms as determined by the Board of Directors and vest and become fully exercisable up to seven years from the date of grant.

At September 30, 2003, there were 3,101,925 additional shares available for grant under the Plan.

A summary of the status of the stock options is as follows:

	2003		2002	
		Weighted average exercise		Weighted average exercise
	Shares	price	Shares	price
Options outstanding, beginning of quarter	1,358,075	$ 0.15	882,825	$ 0.40
Granted	40,000	0.11	335,250	0.02
Forfeited	–	–	-	-
Options outstanding, end of quarter	1,398,075	$ 0.15	1,218,075	$ 0.29

At September 30, 2003, there were 1,398,075 (2002 – 1,218,075) options exercisable with a weighted average exercise price of $0.15 (2002 - $0.29).

The following table summarizes information about stock options outstanding at September 30, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at 9/30/03	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 9/30/03	Weighted average exercise price
$ 0.01	300,250	5 years	$ 0.01	300,250	$ 0.01
0.11	793,787	5 years	0.11	693,787	0.11
0.40	304,038	7 years	0.40	277,203	0.40
	1,398,075		$ 0.15	1,271,240	$ 0.14

DATAJUNGLE LTD.

Notes to Financial Statements
Three months ended September 30, 2003 and 2002
(In U.S. dollars) – Unaudited

6. **Subsequent event:**

On July 9, 2003, the Company entered into a Letter of Intent with Quad Metals Corporation ("Quad"), whereby Quad agreed to acquire all of the issued and outstanding common shares of the Company. Subsequent to entering into this Letter of Intent, Quad and the Company entered into a Share Exchange Agreement ("Agreement") which provided for Quad to issue 7,753,719 common shares in exchange for all of the issued and outstanding common shares of the Company and 5,249,281 common shares of Quad for the conversion of approximately $585,000 in convertible debt of the Company (the obligation to issue 5,249,281 common shares was subsequently reduced to 5,182,697 common shares due to waiver of interest by a holder of debt of the Company).   In addition, the Agreement provided for Quad to issue 838,848 options to purchase common shares of Quad to certain holders of options to purchase common shares of the Company. Quad also agreed to guaranty approximately $447,000 of convertible debt of the Company and to permit this debt to be convertible at any time to 4,009,302 common shares of Quad. The share exchange pursuant to this Agreement was considered complete effective on October 1, 2003. Subsequent to completion of the Agreement on October 1, 2003, the Company received $160,500 from investors in Quad pursuant to subscriptions to purchase Quad common stock at $0.30 per share.

ITEM 7c.   UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENT

The following unaudited pro forma consolidated balance sheet as at September 30, 2003 gives effect to the acquisition of DataJungle Ltd. (DataJungle) by Quad Metals Corporation (Quad), which was effective October 1, 2003. Quad subsequently changed its name to DataJungle Software Inc. The pro forma consolidated balance sheet is presented as if the acquisition had occurred at September 30, 2003. Qaud issued 7,753,719 shares of its common stock to shareholders of DataJungle in exchange for 100% of the outstanding common stock of DataJungle. In addition to the shares issued to shareholders of DataJungle, 5,182,697 common shares of Quad were issued to holders of debt in DataJungle. This transaction was accounted for as a reverse merger (the Merger) and recorded for accounting purposes as a recapitalization of DataJungle.

The pro forma consolidated statement of operations of Quad, giving effect to the Merger, will effectively be that of DataJungle, therefore, an unaudited consolidated statement of operations is not included herein, and reference should be made to the statement of operations of DataJungle for the year ended June 30, 2003 and the statement of operations for DataJungle for the three months ended September 30, 2003.

The pro forma adjustments and the resulting unaudited pro forma consolidated financial statement have been prepared based upon available information and certain assumptions and estimates deemed appropriate by Quad. Management believes, however, that the pro forma adjustments and the underlying assumptions and estimates reasonably present the significant effects of the transaction reflected thereby and that any subsequent changes in the underlying assumptions and estimates will not materially affect the unaudited pro forma consolidated financial statements presented herein. The unaudited pro forma consolidated financial statement does not purport to project the financial position or results of operations for any future date or period. Furthermore, the unaudited pro forma consolidated financial statement does not reflect changes that may occur as the result of post-merger activities and other matters.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	Quad September 30, 2003	DataJungle September 30, 2003	Adjustments	Pro Forma
ASSETS				
Current assets:				
Accounts receivable	$ -	$ 4,097		$ 4,097
Investment tax credits receivable	-	137,710		137,710
Work-in-process	-	181,613		181,613
Prepaid expenses	-	6,543		6,543
Total current assets	-	329,963		329,963
Property and equipment, net	-	14,391		14,391
	$ -	$ 344,354		$ 344,354
LIABILITIES AND STOCKHOLDERS' DEFICIENCY				
Current liabilities:				
Bank overdraft (cash)	$(2,220)	$15,741		$13,521
Accounts payable	140	95,941		96,081
Accrued liabilities		231,629	(25,892)	205,737
Promissory notes & other payables		454,149	(422,224)	31,925
Promissory notes & other payables - related parties		444,926	(54,489)	390,437
Deferred revenue	-	204,106		204,106
Total current liabilities	(2,080)	1,446,492		941,807
STOCKHOLDERS' EQUITY (DEFICIENCY):				
Common stock, no par value, 12,922,859 issued and outstanding	-	391,963	(391,963)	-
Common stock, .001 par value, 1,909,493 issued and outstanding	1,910	-	12,936	14,846
Accumulated comprehensive loss	-	(121,591)		(121,591)
Additional paid in capital	2,250,914		(1,369,112)	881,802
Deficit	(2,250,744)	(1,372,510)	2,250,744	(1,372,510)
	2,080	(1,102,138)		(597,453)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ -	$ 344,354		$ 344,354

NOTES TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENT

1.   BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statement is presented assuming the Merger occurred September 30, 2003. The unaudited consolidated financial statements are based on the historical financial statements of DataJungle which are included elsewhere in this filing and should be read in conjunction with those financial statements and notes thereto. The unaudited consolidated financial statements may not necessarily be indicative of the results which may result in the future.

2.   PRO FORMA CONSOLIDATED BALANCE SHEET

The pro forma adjustments to the unaudited pro forma consolidated balance sheet reflect the following adjustments:

- Elimination of certain debt obligations of DataJungle together with accrued interest thereon.
- Elimination of deficit of Quad and common stock of DataJungle.
- Issuance of 7,753,719 shares of $.001 par value common stock to shareholders of DataJungle and 5,182,697 shares of $0.001 par value common stock to holders of debt of DataJungle.

After the Merger, there will be 14,845,909 shares of common stock outstanding, of which Quad's prior stockholders will hold 1,909,493.

DataJungle is a software company that develops and markets Web-based enterprise-class business intelligence software solutions that translate business data into interactive tables, charts and maps. These solutions can be deployed on a standalone basis or as extensions to the products of leading vendors such as Cognos. The Company has four major commercially available product lines: Matrix -- a "dashboard" application that allows users to define multiple views of key business metrics; Annotator-an application that provides collaboration and annotation capabilities to Cognos PowerPlay (the world's most widely deployed business intelligence software); Reporter -- a toolset of software reporting modules that can be assembled to the specific requirements of the customer; and AMMO-an application developed specifically to meet market analysis needs in the automotive sector. Additional information can be found on the Company's website at www.datajungle.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAJUNGLE SOFTWARE INC.

By: /s/ Larry Bruce   December 15, 2003
Larry Bruce   Date
Vice President Finance